SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

PETROHAWK ENERGY CORPORATION
(Name of Subject Company)

PETROHAWK ENERGY CORPORATION
(Names of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600

Houston, Texas 77002
(832) 204-2700
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Lee A. Meyerson, Esq.

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3026

(212) 455-2000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011 and amended on July 27, 2011, July 28, 2011, August 10, 2011, August 15, 2011 and August 18, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by North America Holdings II Inc., a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (the “Guarantor”), to purchase all of the shares of the Company’s common stock, par value $0.001 per share (the “Shares”) that are issued and outstanding, at a price of $38.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Guarantor, Parent and Purchaser with the SEC on July 25, 2011.  The Offer to Purchase and Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.           Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by adding the following subsection immediately prior to the subsection entitled “Forward-Looking Statements”:

“Completion of the Offer

The Offer expired at 12:00 midnight, New York City time, at the end of Friday, August 19, 2011. On August 21, 2011, the Guarantor issued a press release announcing that Computershare Trust Company, N.A., the depositary for the Offer, has advised Purchaser that, as of the Expiration Date, approximately 293.9 million Shares had been validly tendered and not validly withdrawn pursuant to the Offer, including approximately 36.0 million Shares tendered by guaranteed delivery, which tendered shares represent approximately 97.4% of the total outstanding Shares. Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date. As the final step of the acquisition process and following payment for all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date, Parent and Purchaser expect to effect a short-form merger of Purchaser with and into the Company under Delaware law as promptly as practicable. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares then owned by Parent, the Company or any of their respective direct or indirect wholly owned subsidiaries, in each case other than on behalf of third parties, and (ii) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding and will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

A copy of the press release issued by the Guarantor announcing the expiration of the Offer and the intention to effect the Merger is filed as Exhibit (a)(1)(O) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 9.           Exhibits

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Document

(a)(1)(O)

Press Release, issued by BHP Billiton, dated August 21, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO, as amended by Amendment No. 6 thereto filed with the SEC by the Guarantor, Parent and Purchaser on August 22, 2011)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PETROHAWK ENERGY CORPORATION

Date: August 22, 2011	By:	/s/ DAVID S. ELKOURI
		Name:	David S. Elkouri
		Title:	Executive Vice President, General Counsel and Secretary

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